FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	August	……………………………………………… ,	2022

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date…	August 9, 2022	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan for the second quarter ended June 30, 2022

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the second quarter ended

June 30, 2022

CANON INC.

Tokyo, Japan

CONTENTS

		Page
I	Corporate Information

	(1) Consolidated Financial Summary	2

	(2) Description of Business	2

II	The Business

	(1) Risk Factors	3

	(2) Operating Results and Financial Conditions	3

	(3) Significant Business Contracts Entered into in the Second Quarter of Fiscal 2022	11

III	Company Information

	(1) Shares	12

	(2) Directors and Executive Officers	17

IV	Financial Statements

	(1) Consolidated Financial Statements	18

	(2) Other Information	56

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I.	Corporate Information

(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Six months ended June 30, 2022	Six months ended June 30, 2021	Three months ended June 30, 2022	Three months ended June 30, 2021	Year ended December 31, 2021
Net sales	1,878,149	1,724,584	998,799	881,933	3,513,357
Income before income taxes	152,893	151,821	85,196	85,773	302,706
Net income attributable to Canon Inc.	105,000	105,603	59,025	61,149	214,718
Comprehensive income (loss)	375,570	220,713	215,105	78,515	406,815
Canon Inc. shareholders’ equity	—	—	3,133,326	2,745,425	2,873,773
Total equity	—	—	3,363,751	2,961,347	3,098,429
Total assets	—	—	5,154,144	4,747,261	4,750,888
Net income attributable to Canon Inc. shareholders per share:
Basic (yen)	100.82	100.99	56.85	58.48	205.35
Diluted (yen)	100.79	100.97	56.83	58.46	205.29
Canon Inc. shareholders’ equity to total assets (%)	—	—	60.8	57.8	60.5
Net cash provided by operating activities	128,579	272,605	—	—	451,028
Net cash used in investing activities	(83,395)	(80,393)	—	—	(207,256)
Net cash used in financing activities	(22,509)	(89,715)	—	—	(267,366)
Cash and cash equivalents at end of period	—	—	454,322	523,565	401,395

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2.	Consumption tax is excluded from the stated amount of net sales.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S. GAAP.

The Canon Group (consisting of the Company, 329 consolidated subsidiaries, and 10 affiliates accounted for using the equity method, as of June 30, 2022, collectively, the “Group”) is engaged in development, manufacturing, sales, and servicing activities in areas such as printing, imaging, medical, and industrial and others. No material change in Canon’s business has occurred during the six months ended June 30, 2022.

No additions or removals of significant group entities have occurred during the six months ended June 30, 2022.

II.	The Business

(1)	Risk Factors

No new risks have been identified during the six months ended June 30, 2022. No material changes have been identified pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken Houkokusho) of the previous fiscal year.

(2)	Operating Results and Financial Conditions

Looking back at the second quarter of 2022, personal consumption maintained a recovery trend, due to easing of restrictions on economic activities. On the other hand, in addition to the global shortage of semiconductors, logistical constraints continued, due to the prolonged Ukraine crisis and lockdowns in China, and inflation accelerated. In the United States, economic recovery continued due to a robust increase in personal consumption and improved employment levels in spite of the inflationary pressure. In Europe, although the level of economic activities began to recover to the pre-COVID levels, economic recovery remained moderate due to inflation and supply constraints resulting from the prolonged Ukraine crisis. In China, personal consumption declined due to the restrictions under its Zero-COVID strategy. In other emerging countries, the economy gradually recovered as a result of eased restrictions. In Japan, although the economy recovered mainly in terms of personal consumption as a result of the easing of restrictions, economic recovery was moderate due to inflationary pressure caused by depreciation of yen.

In the markets in which Canon operates, despite the ongoing shortage of semiconductor chips and supply chain disruptions, demand remained firm. Demand for office multifunction devices (MFDs) and laser printers continued to recover. For inkjet printers, demand in home use remained solid. For cameras, demand remained solid, mainly in mirrorless cameras and lenses. For medical equipment, demand is approaching to pre-COVID levels in Japan. However, demand mainly for diagnostic imaging unit products recovered in the United States and Europe. High demand for semiconductor lithography equipment in a wide range of products, such as memory and logic, continued amid favorable market conditions. For FPD (Flat Panel Display) lithography equipment, capital investments from panel manufacturers remained solid.

The average value of the yen during the second quarter and the first half of the year was ¥129.68 and ¥123.38 against the U.S. dollar, respectively, a year-on-year depreciation of approximately ¥20 and a year-on-year depreciation of approximately ¥16, and ¥138.11 and ¥134.39 against the euro, respectively, a year-on-year depreciation of approximately ¥6 and a year-on-year depreciation of approximately ¥4.

(2)	Operating Results and Financial Conditions (continued)

[Second quarter results]

Summarized results of the consolidated statements of income for the three months ended June 30, 2022 and June 30, 2021 are as follows:

	Millions of yen (except per share amounts and percentage data)
	Three months ended June 30, 2022	Change	Three months ended June 30, 2021
Net sales	998,799	+13.3%	881,933
Gross profit	464,038	+11.1	417,623
Operating expenses	365,563	+7.4	340,354
Operating profit	98,475	+27.4	77,269
Other income (deductions)	(13,279)	—	(8,504)
Income before income taxes	85,196	-0.7	85,773
Net income attributable to Canon Inc.	59,025	-3.5	61,149

Net income attributable to Canon Inc. shareholders per share:
Basic	56.85	-2.8	58.48
Diluted	56.83	-2.8	58.46

As for the second quarter, despite the ongoing shortage of semiconductor chips and supply chain disruptions due to lockdowns in China, Canon prioritized product supply by maximizing production, which was achieved by switching to alternative parts and developing business with new component suppliers. Net sales for the second quarter increased by 13.3% year-on-year to ¥998.8 billion due to the price adjustment of products and depreciation of the yen. Gross profit as a percentage of net sales decreased by 0.9 points to 46.5% due to the increase in the ratio of hardware caused by stabilization of production supply including printers, in addition to the increased costs of parts and logistics. However, second-quarter gross profit increased by 11.1% year-on-year to ¥464.0 billion due to the depreciation of the yen mainly. Operating expenses increased by 7.4% year-on-year to ¥365.5 billion as a result of an increase in operating expenses denominated in foreign currencies due to the depreciation of the yen, despite focused expenses to important activities even as sales activities increased. As a result, operating profit increased by 27.4% year-on-year to ¥98.5 billion. Other income (deductions) decreased by ¥21.8 billion year-on-year to a loss of ¥13.3 billion, mainly due to valuation losses on securities and currency exchange losses from liabilities, incurred by intercompany loans, denominated in foreign currencies caused by the intense depreciation of yen in June. As a result, income before income taxes decreased by 0.7% year-on-year to ¥85.2 billion and net income attributable to Canon Inc. decreased by 3.5% year-on-year to ¥59.0 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥56.85 for the second quarter, a year-on-year decrease of ¥1.63.

(2)	Operating Results and Financial Conditions (continued)

[First-half results]

Summarized results of the consolidated statements of income for the six months ended June 30, 2022 and June 30, 2021 are as follows:

	Millions of yen (except per share amounts and percentage data)
	Six months ended June 30, 2022	Change	Six months ended June 30, 2021
Net sales	1,878,149	+8.9%	1,724,584
Gross profit	858,430	+7.0	801,982
Operating expenses	683,815	+4.5	654,149
Operating profit	174,615	+18.1	147,833
Other income (deductions)	(21,722)	—	3,988
Income before income taxes	152,893	+0.7	151,821
Net income attributable to Canon Inc.	105,000	-0.6	105,603

Net income attributable to Canon Inc. shareholders per share:
Basic	100.82	-0.2	100.99
Diluted	100.79	-0.2	100.97

As for the first half, despite the ongoing shortage of semiconductor chips and supply chain disruptions due to lockdowns in China, Canon prioritized product supply by maximizing production, which was achieved by switching to alternative parts and developing business with new component suppliers. Net sales for the first half increased by 8.9% year-on-year to ¥1,878.1 billion due to the price adjustment of products and depreciation of the yen. Gross profit as a percentage of net sales decreased by 0.8 points to 45.7% due to the increase in the ratio of hardware caused by stabilization of production supply including printers, in addition to the increased costs of parts and logistics. However, gross profit increased by 7.0% year-on-year to ¥858.4 billion due to the depreciation of the yen mainly. Operating expenses increased by 4.5% year-on-year to ¥683.8 billion as a result of an increase in operating expenses denominated in foreign currencies due to the depreciation of the yen and non-recurring expenses incurred to close a certain production facility, despite focused expenses to important activities even as sales activities increased and a gain on the sales of fixed assets resulting from optimizing a branch office capacity of an overseas sales subsidiary. As a result, operating profit increased by 18.1% year-on-year to ¥174.6 billion. Other income (deductions) decreased by ¥25.7 billion year-on-year to a loss of ¥21.7 billion, mainly due to valuation losses on securities and currency exchange losses from liabilities, incurred by intercompany loans, denominated in foreign currencies caused by the intense depreciation of yen in June. As a result, income before income taxes increased by 0.7% year-on-year to ¥152.9 billion and net income attributable to Canon Inc. decreased by 0.6% year-on-year to ¥105.0 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥100.82 for the first half, a year-on-year decrease of ¥0.17.

(2)	Operating Results and Financial Conditions (continued)

Operating results by segment (“business unit”) for the six months ended June 30, 2022 and June 30, 2021 are as follows:

Printing Business Unit	Millions of yen (except percentage data)
	Six months ended June 30, 2022	Change	Six months ended June 30, 2021
Net sales:
Office	410,126	+8.3%	378,564
Prosumer	498,525	+12.4	443,528
Production	161,188	+19.7	134,695

External customers total	1,069,839	+11.8	956,787
Intersegment	2,475	+12.0	2,209

Total	1,072,314	+11.8	958,996
Operating cost and expenses	953,482	+13.2	842,022

Operating Profit	118,832	+1.6	116,974
Income before income taxes	125,592	+4.1	120,638

As for the Printing Business Unit, demand for office MFDs recovered. However, unit sales decreased compared with the previous year due to the shortage of semiconductor chips. As for laser printers, unit sales increased compared with the previous year due to stagnant production activities in the previous year in addition to a recovery in demand for office use. Revenue of services and consumables increased compared with the previous year thanks to increases in customer print volumes as a result of recovery in demand for office use. For inkjet printers, unit sales of both Cartridge Printers and Refillable Ink Tank Printers far exceeded those of the same period of the previous year due to solid global demand. For equipment in the production printing market, unit sales increased compared with the previous year due to strong sales of the varioPRINT iX series of high-speed sheet-fed color inkjet presses. These factors resulted in total sales for the business unit of ¥1,072.3 billion, a year-on-year increase of 11.8%, while income before income taxes increased by 4.1% year-on-year to ¥125.6 billion, due to price adjustment of products despite the increased costs of parts and logistics. As a result, income before income taxes as a percentage of net sales remained high at 11.7%.

Imaging Business Unit	Millions of yen (except percentage data)
	Six months ended June 30, 2022	Change	Six months ended June 30, 2021
Net sales:
Cameras	228,270	+9.8%	207,905
Network cameras and Others	129,578	+18.2	109,665

External customers total	357,848	+12.7	317,570
Intersegment	250	-71.6	881

Total	358,098	+12.4	318,451
Operating cost and expenses	312,370	+11.8	279,405

Operating Profit	45,728	+17.1	39,046
Income before income taxes	46,609	+19.7	38,933

As for the Imaging Business Unit, unit sales of interchangeable-lens digital cameras were below those of the same period of the previous year due to the shortage of products supply, despite strong demand for the full-frame mirrorless cameras including the EOS R5 and EOS R6 and the favorable reviews of the new EOS R7. Unit sales of RF-series interchangeable lenses increased significantly owing to strong sales of RF-series interchangeable lenses, which expanded the product lineup. As for network cameras, sales increased significantly mainly as a result of strengthening sales in response to diversifying market needs in addition to the recovery of products supply. As for professional video production equipment, sales of Cinema EOS-series including the new EOS R5 C, professional video cameras and broadcast lenses, were strong. These factors resulted in total sales for the business unit of ¥358.1 billion, a year-on-year increase of 12.4%, while income before income taxes increased by 19.7% year-on-year to ¥46.6 billion mainly as a result of improved profitability due to an enhanced product mix, despite non-recurring expenses relating to the closing of certain production facility.

(2)	Operating Results and Financial Conditions (continued)

Medical Business Unit	Millions of yen (except percentage data)
	Six months ended June 30, 2022	Change	Six months ended June 30, 2021
Net sales:
External customers total	236,234	+0.1%	236,061
Intersegment	195	+50.0	130

Total	236,429	+0.1	236,191
Operating cost and expenses	221,807	+0.4	220,987

Operating Profit	14,622	-3.8	15,204
Income before income taxes	15,020	-3.4	15,543

As for the Medical Business Unit, demand for diagnostic imaging unit products is recovering mainly in the United States and Europe, and the sales increased for the eighth consecutive quarter in the United States, where Canon is strengthening sales efforts, in spite of a delay for installation due to lockdowns in China. In addition, demand due to supplementary government spending in Japan during the last year caused a negative impact. These factors resulted in total sales for the business unit of ¥236.4 billion, a year-on-year increase of 0.1%, while income before income taxes decreased by 3.4% year-on-year to ¥15.0 billion as a result of rising costs of parts and logistics, despite increased service revenue of computed tomography (CT) systems that sold well last year.

Industrial and Other Business Unit	Millions of yen (except percentage data)
	Six months ended June 30, 2022	Change	Six months ended June 30, 2021
Net sales:
Lithography equipment	98,788	+3.5%	95,405
Industrial equipment	42,609	-26.1	57,625
Others	74,704	+19.5	62,530

External customers total	216,101	+0.3	215,560
Intersegment	53,414	+13.5	47,057

Total	269,515	+2.6	262,617
Operating cost and expenses	242,201	+1.8	237,973

Operating Profit	27,314	+10.8	24,644
Income before income taxes	28,618	+15.4	24,800

As for the Industrial and Others Business Unit, regarding semiconductor lithography equipment, unit sales increased compared with the previous year as a result of maximizing production capacity amid strong sales for a wide range of products such as memory and logic. For FPD lithography equipment, unit sales decreased compared with the previous year, when the business unit caught up with delayed equipment installation, although capital investments by panel manufacturers remained solid. For OLED display manufacturing equipment, sales decreased compared with the previous year as panel manufacturers were in the midst of considering investment plans in response to diversifying OLED panel applications. These factors resulted in total sales for the business unit of ¥269.5 billion, a year-on-year increase of 2.6%, while income before income taxes totaled ¥28.6 billion, a year-on-year increase of 15.4% due to cost reduction as a result of mass production of semiconductor lithography equipment and an enhanced product mix.

(2)	Operating Results and Financial Conditions (continued)

Financial Conditions

	Millions of yen (except percentage data)
	June 30, 2022	Change	December 31, 2021
Total assets	5,154,144	403,256	4,750,888
Total liabilities	1,790,393	137,934	1,652,459
Canon Inc. shareholders’ equity	3,133,326	259,553	2,873,773
Noncontrolling interests	230,425	5,769	224,656
Total equity	3,363,751	265,322	3,098,429
Total liabilities and equity	5,154,144	403,256	4,750,888
Canon Inc. shareholders’ equity as a percentage of total assets	60.8%	+0.3	60.5%

Total assets increased by ¥403.3 billion to ¥5,154.1 billion at June 30, 2022 compared to the end of the previous year, mainly due to the increase of cash and cash equivalents and inventories, combined with the impact of the depreciation of the yen. In response to the shortage of semiconductor chips and the disruption in logistics due to high demand, inventories increased as a result of higher inventory levels of key components and main products. Total liabilities increased by ¥137.9 billion to ¥1,790.4 billion at June 30, 2022 compared to the end of previous year, mainly due to the increase of short-term loans. The balance of total equity increased by ¥265.3 billion to ¥3,363.8 billion at June 30, 2022 compared to the end of previous year, mainly due to the accumulation of net income attributable to Canon Inc. and the increase of accumulated other comprehensive income (loss) resulting from the depreciation of the yen although the payment of dividends to Canon Inc. shareholders decreased total equity. As a result, Canon Inc. shareholders’ equity as a percentage of total assets increased by 0.3 points to 60.8% compared to the end of the previous year. Consequently, Canon has achieved its goals of developing a solid financial base with the equity as a percentage of total assets continuously exceeding 60%.

(2)	Operating Results and Financial Conditions (continued)

Cash Flows

	Millions of yen
	Six months ended June 30, 2022	Change	Six months ended June 30, 2021
Net cash provided by operating activities	128,579	-144,026	272,605
Net cash used in investing activities	(83,395)	-3,002	(80,393)
Free cash flow	45,184	-147,028	192,212
Net cash used in financial activities	(22,509)	+67,206	(89,715)
Effect of exchange rate changes on cash and cash equivalents	30,252	+16,868	13,384
Net change in cash and cash equivalents	52,927	-62,954	115,881
Cash and cash equivalents at beginning of period	401,395	-6,289	407,684
Cash and cash equivalents at end of period	454,322	-69,243	523,565

In the first half of the year, cash flow from operating activities decreased by ¥144.0 billion year-on-year to ¥128.6 billion as a result of higher inventory levels of key components and main products, in response to the shortage of semiconductor chips and logistical constraints, and increased payment of income taxes due to increased taxable income. Cash flow used for investing activities increased by ¥3.0 billion year-on-year to ¥83.4 billion, mainly due to continued capital investment to improve efficiency and productivity and an increase in purchases of securities, despite the increased sales of fixed assets resulting from optimizing a branch office capacity of an overseas sales subsidiary. Canon defines “free cash flow” as cash flows from operating activities less cash flows from investing activities. Free cash flow totaled ¥45.2 billion, a decrease of ¥147.0 billion compared with that of the previous year.

Cash flow from financing activities, despite an increase in short-term loans, recorded an outlay of ¥22.5 billion mainly due to repurchases of treasury stock and a dividend payout, which increased ¥15.7 billion year-on-year.

Owing to these factors, as well as the impact from foreign currency exchange adjustments, cash and cash equivalents increased by ¥52.9 billion to ¥454.3 billion from the end of the previous year.

(2)	Operating Results and Financial Conditions (continued)

Non-GAAP Financial Measures

Canon has reported its financial results in accordance with U.S. GAAP. In addition, Canon has discussed its results using “free cash flow,” which is a non-GAAP measure.

Canon believes this measure, which takes into consideration its operating and investing activities, is beneficial to an investor’s understanding of its current liquidity and the alternatives of uses in financing activities.

A reconciliation of this non-GAAP financial measure and the most directly comparable measure calculated and presented in accordance with U.S. GAAP is set forth on the following table.

Billions of yen
Six months ended June 30, 2022
Net cash provided by operating activities	128.6
Net cash used in investing activities	(83.4)

Free cash flow	45.2

(2)	Operating Results and Financial Conditions (continued)

Accounting Estimates and Assumptions

No material changes with respect to accounting estimates and assumptions have occurred during the six months ended June 30, 2022.

Prioritized Management Issues to be Addressed

No material changes or issues with respect to prioritized business operations and finances have occurred during the six months ended June 30, 2022.

Research and Development Expenses

Canon’s research and development expenses for the six months ended June 30, 2022 totaled ¥146.1 billion.

Property, Plant and Equipment

(1)	Major Property, Plant and Equipment

There were no significant additional plans for new construction or retirement of property, plant and equipment during the first half of 2022.

(2)	Prospect of Capital Investment in the first half of Fiscal 2022

There were no completions of new construction of assets plans, which had been in progress as of December 31, 2021, during the first half of 2022.

There were no significant plans relevant to the retirement of property, plant and equipment.

(3)	Significant Business Contracts Entered into in the Second Quarter of Fiscal 2022

No material contracts were entered into during the three months ended June 30, 2022.

III.	Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of June 30, 2022
Total number of issued shares	1,333,763,464

Stock Acquisition Rights

(1)	Stock options

The descriptions of the stock option plans as of June 30, 2022 are below.

The Stock Option Plan Approved on March 30, 2022

1. Grantees of share options

The Company’s 3 directors (excluding outside directors) and 33 executive officers.

2. Number of share options

The number of share options that the Board of Directors are authorized to issue is 690.

3. Number of shares acquired upon exercise of a share option

The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 69,000 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (musho-wariate) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Allotment Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

Number of shares acquired after adjustment	=	Number of shares acquired before adjustment	×	Ratio of share split or share consolidation

In addition to the above, in any event that makes it necessary to adjust the number of shares acquired, including a merger and company split, on and after the Allotment Date, the Company may make appropriate adjustment to the Number of Shares Acquired within a reasonable range.

4. Cash payment for share options (yen)

The cash payment required for each stock acquisition right shall be ¥1 per share to be acquired upon exercise of each stock acquisition right, multiplied by the number of shares acquired.

5. Period during which share options are exercisable

From April 29, 2022 to April 28, 2052

(1)	Shares (continued)

6. Issue price and amount of increased stated capital (yen)

The issue price and amount of increased stated capital per share is ¥2,542 and ¥1,271, respectively. The issue price is total amount of the exercise price of each stock acquisition (¥1 per share) and the fair value of the stock acquisition rights at the allotment date. In addition, the amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be a half of the maximum amount of capital increase, etc., which is calculated in accordance with Article 17, Paragraph 1 of the Company Accounting Regulations (Kaisha Keisan Kisoku), and any fraction less than ¥1 arising therefrom shall be rounded up to the nearest ¥1.

7. Other conditions for exercise of share options

(i) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a director or an executive officer of the Company.

(ii) In the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

8. Restriction on acquisition of share options by transfer

An acquisition of share options by way of transfer requires the approval of the Board of Directors.

9. Treatment of the stock acquisition rights upon restructuring transaction

If the Company conducts a merger (limited to the case where the Company is dissolved due to the merger), an absorption-type or incorporation-type company split (both, limited to the case where the Company becomes a split company), or a share exchange or transfer (both, limited to the case where the Company becomes a wholly-owned subsidiary) (collectively, the “Structural Reorganization”), the Company shall, in each of the above cases, allot stock acquisition rights of any of the relevant companies listed in “a” through “e” of Article 236, Paragraph 1, Item 8 of the Companies Act of Japan (the “Reorganized Company”) to the Holders holding the stock acquisition rights remaining at the time immediately preceding the effective date of the relevant Structural Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Structural Reorganization shall mean, in the case of a merger, the date on which the merger becomes effective; in the case of a consolidation; the date of establishment of a newly-incorporated company through consolidation; in the case of an absorption-type company split, the date on which the absorption-type company split becomes effective; in the case of an incorporation-type company split, the date of establishment of a newly-incorporated company through the incorporation-type company split; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of establishment of a wholly-owning parent company through the share transfer; hereinafter the same shall apply). Provided, however, that the foregoing shall be on the condition that transfer of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in a merger agreement, a company split agreement, a company split plan, a consolidation agreement, a share exchange agreement or a share transfer plan.

(i) Number of stock acquisition rights of the Reorganized Company to be allotted:

A number equal to the number of the Remaining Stock Acquisition Rights held by the Holder shall be transferred to such Holder.

(ii) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights:

Common stock of the Reorganized Company.

(iii) Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights:

To be determined in accordance with 3 above, taking into consideration, among others, the conditions of Structural Reorganization.

(1)	Shares (continued)

(iv) Value of assets to be contributed upon exercise of each stock acquisition right:

The value of assets to be contributed upon exercise of each stock acquisition right to be allotted shall be the amount obtained by multiplying (x) the exercise price after reorganization set forth below by (y) the number of shares of the Reorganized Company to be acquired upon exercise of the relevant stock acquisition rights as determined in accordance with (iii) above. The “exercise price after reorganization” shall be one 1 yen per share of the Reorganized Company to be acquired upon exercise of each of its stock acquisition rights.

(v) Exercise period of stock acquisition rights:

From and including whichever is the later of (x) the commencement date of the period during which the stock acquisition rights may be exercised or (y) the effective date of the Structural Reorganization, to and including the expiration date of the period during which the stock acquisition rights may be exercised as provided.

(vi) Matters regarding stated capital and capital reserves increased due to the issuance of shares upon exercise of stock acquisition rights:

(a)The increased amount of stated capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights will be one half (1/2) of the maximum amount of increase of stated capital, etc. to be calculated in accordance with Article 17, Paragraph 1 of the Company Accounting Regulations (Kaisha Keisan Kisoku). Any fractional amount of less than one 1 yen resulting from such calculation will be rounded up to one 1 yen.

(b) The increased amount of capital reserves to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be the maximum amount of increases of stated capital, etc., mentioned in (a) above, after the subtraction of increased amount of stated capital mentioned in (a) above.

(vii) Restrictions on acquisition of stock acquisition rights by transfer:

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is expressly approved by a resolution of the Board of Directors of the Reorganized Company.

(viii) Conditions for exercise of stock acquisition rights:

(a) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company.

(b) In the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

(ix) Events regarding the Company’s acquisition of stock acquisition rights:

If a proposal for the approval of a merger agreement under which the Company will become a dissolved company, a proposal for the approval of a company split agreement or a company split plan under which the Company will become a split company or a proposal for the approval of a share exchange agreement or a share transfer plan under which the Company will become a wholly owned subsidiary is approved by the Company’s shareholders at a Meeting of Shareholders (or by the Board of Directors if no resolution of a Meeting of Shareholders is required for such approval), the Company will be entitled to acquire the stock acquisition rights, without compensation, on a date separately designated by the Board of Directors.

(2)	Other stock acquisition rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

(1)	Shares (continued)

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this quarter	As of June 30, 2022
Issued Shares (Number of shares)	—	1,333,763,464
Common Stock (Millions of yen)	—	174,762
Additional Paid-in Capital (Millions of yen)	—	306,288

Major Shareholders

	As of June 30, 2022
	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued
The Master Trust Bank of Japan, Ltd. (Trust Account)	179,073,500	17.38%
Custody Bank of Japan, Ltd. (Trust Account)	71,682,400	6.96%
Mizuho Bank, Ltd.	22,558,173	2.19%
State Street Bank West Client – Treaty 505234	20,725,578	2.01%
SMBC Nikko Securities Inc.	20,233,846	1.96%
The Dai-Ichi Life Insurance Company, Limited	19,280,780	1.87%
Moxley and Co. LLC	19,155,016	1.86%
OBAYASHI CORPORATION	16,527,607	1.60%
JPMorgan Securities Japan Co., Ltd.	14,933,716	1.45%
Barclays Securities Japan Limited	14,796,800	1.44%

Total	398,967,416	38.73%

Notes:

1:	Apart from the above shares, The Dai-Ichi Life Insurance Company, Limited held 6,180,000 shares contributed to a trust fund for its retirement and severance plans.
2:	Moxley and Co. LLC is a stocks holder of a title deed of JPMorgan Chase Bank which is the Company’s trustee bank of the American Depository Receipt.
3:	Apart from the above shares, the Company owns 303,616,646 shares (22.76% of total issued shares) of treasury stock.

(1)	Shares (continued)

Voting Rights

	As of June 30, 2022
Classification	Number of shares (shares)	Number of voting rights (units)
Shares without voting rights	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—
Shares with restricted voting rights (Others)	—	—
Shares with full voting rights (Treasury stock, etc.)	303,616,600	—
Shares with full voting rights (Others)	1,028,825,500	10,288,255
Fractional unit shares (Note)	1,321,364	—
Total number of issued shares	1,333,763,464	—
Total voting rights held by all shareholders	—	10,288,255

Note:

In “Fractional unit shares” under “Number of shares,” 46 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued
Canon Inc.	303,616,600	22.76%

Total	303,616,600	22.76%

(2)	Directors and Executive Officers

There were no changes in Directors and Audit & Supervisory Board Members, and their functions between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2021 and the end of this quarter.

There were no changes in members of executive officers between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2021 and the end of this quarter.

Changes in functions of executive officers are below:

Isao Kobayashi                     (Executive Officer: Senior Vice President of Canon U.S.A., Inc.)

Seymour Liebman                (Senior Managing Executive Officer: Executive Vice President of Canon U.S.A., Inc.)

The Number of Directors and Executive Officers by Gender

Males: 50, Females: 2 (Females account for 3.8% of the total.)

The total number consisted of 10 Directors or Corporate Auditors and 42 Executive Officers as of June 30, 2022.

IV.	Financial Statements (Unaudited)

(1)	Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Millions of yen
	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents (Notes 17 and 18)	454,322	401,395
Short-term investments (Notes 2 and 17)	8,539	3,377
Trade receivables (Note 3)	566,618	522,432
Inventories (Note 4)	798,136	650,568
Prepaid expenses and other current assets (Notes 6, 11, 13 and 17)	361,619	314,489
Allowance for credit losses (Notes 3 and 6)	(15,472)	(13,916)

Total current assets	2,173,762	1,878,345

Noncurrent receivables (Note 15)	12,600	16,388
Investments (Notes 2 and 17)	61,205	60,967
Property, plant and equipment, net (Note 5)	1,055,746	1,041,403
Operating lease right-of-use assets (Note 14)	108,881	95,791
Intangible assets, net	296,595	301,793
Goodwill	990,803	953,850
Other assets (Note 6)	457,573	404,720
Allowance for credit losses (Note 6)	(3,021)	(2,369)

Total assets	5,154,144	4,750,888

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited) (continued)

	Millions of yen
	June 30, 2022	December 31, 2021
Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Notes 8 and 16)	134,634	44,891
Short-term loans related to financial services	43,300	42,300
Other short-term loans and current portion of long-term debt	91,334	2,591
Trade payables (Note 7)	366,032	338,604
Accrued income taxes	29,867	43,081
Accrued expenses (Note 15)	337,055	323,929
Current operating lease liabilities (Note 14)	32,643	30,945
Other current liabilities (Notes 11, 13 and 17)	278,585	279,383

Total current liabilities	1,178,816	1,060,833

Long-term debt, excluding current installments (Notes 8 and 16)	180,346	179,750
Accrued pension and severance cost	243,745	248,467
Noncurrent operating lease liabilities (Note 14)	76,008	65,385
Other noncurrent liabilities (Note 11)	111,478	98,024

Total liabilities	1,790,393	1,652,459

Equity:
Canon Inc. shareholders’ equity (Note 9):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	404,843	403,119
Legal reserve	69,004	68,015
Retained earnings	3,583,088	3,538,037
Accumulated other comprehensive income (loss) (Note 10)	109,984	(151,794)
Treasury stock, at cost	(1,208,355)	(1,158,366)
(Number of shares)	(303,616,646)	(287,991,705)

Total Canon Inc. shareholders’ equity	3,133,326	2,873,773
Noncontrolling interests (Note 9)	230,425	224,656

Total equity (Note 9)	3,363,751	3,098,429

Total liabilities and equity	5,154,144	4,750,888

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Millions of yen
	Six months ended June 30, 2022	Six months ended June 30, 2021
Net sales (Notes 6, 10, 11 and 13):
Products and Equipment	1,497,082	1,380,066
Services	381,067	344,518

	1,878,149	1,724,584
Cost of sales (Notes 14 and 18):
Products and Equipment	840,119	760,941
Services	179,600	161,661

	1,019,719	922,602

Gross profit	858,430	801,982
Operating expenses:
Selling, general and administrative expenses (Notes 14 and 18)	537,759	515,839
Research and development expenses	146,056	138,310

	683,815	654,149

Operating profit	174,615	147,833
Other income (deductions):
Interest and dividend income	1,625	1,037
Interest expense	(530)	(348)
Other, net (Notes 2, 10, 13 and 18)	(22,817)	3,299

	(21,722)	3,988

Income before income taxes	152,893	151,821
Income taxes	40,135	38,733

Consolidated net income	112,758	113,088
Less: Net income attributable to noncontrolling interests	7,758	7,485

Net income attributable to Canon Inc.	105,000	105,603

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 12):
Basic	100.82	100.99
Diluted	100.79	100.97

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited) (continued)

Consolidated Statements of Comprehensive Income

	Millions of yen
	Six months ended June 30, 2022	Six months ended June 30, 2021
Consolidated net income	112,758	113,088
Other comprehensive income (loss), net of tax (Note 10):
Foreign currency translation adjustments	266,031	88,017
Net gains and losses on derivative instruments	(2,484)	(645)
Pension liability adjustments	(735)	20,253

	262,812	107,625

Comprehensive income (loss) (Note 9)	375,570	220,713
Less: Comprehensive income attributable to noncontrolling interests	8,792	8,418

Comprehensive income (loss) attributable to Canon Inc.	366,778	212,295

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited) (continued)

Consolidated Statements of Income

	Millions of yen
	Three months ended June 30, 2022	Three months ended June 30, 2021
Net sales (Notes 6, 10, 11 and 13):
Products and Equipment	801,171	708,178
Services	197,628	173,755

	998,799	881,933
Cost of sales (Notes 14 and 18):
Products and Equipment	442,488	385,168
Services	92,273	79,142

	534,761	464,310

Gross profit	464,038	417,623
Operating expenses:
Selling, general and administrative expenses (Notes 14 and 18)	290,844	269,404
Research and development expenses	74,719	70,950

	365,563	340,354

Operating profit	98,475	77,269
Other income (deductions):
Interest and dividend income	1,017	613
Interest expense	(296)	(180)
Other, net (Notes 2, 10, 13 and 18)	(14,000)	8,071

	(13,279)	8,504

Income before income taxes	85,196	85,773
Income taxes	22,231	21,251

Consolidated net income	62,965	64,522
Less: Net income attributable to noncontrolling interests	3,940	3,373

Net income attributable to Canon Inc.	59,025	61,149

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 12):
Basic	56.85	58.48
Diluted	56.83	58.46

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited) (continued)

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three months ended June 30, 2022	Three months ended June 30, 2021
Consolidated net income	62,965	64,522
Other comprehensive income (loss), net of tax (Note 10):
Foreign currency translation adjustments	153,903	12,799
Net gains and losses on derivative instruments	(1,302)	845
Pension liability adjustments	(461)	349

	152,140	13,993

Comprehensive income (loss) (Note 9)	215,105	78,515
Less: Comprehensive income attributable to noncontrolling interests	4,042	3,424

Comprehensive income (loss) attributable to Canon Inc.	211,063	75,091

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Six months ended June 30, 2022	Six months ended June 30, 2021
Cash flows from operating activities:
Consolidated net income	112,758	113,088
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	111,102	106,974
(Gain) loss on disposal of fixed assets	(12,594)	3,825
Deferred income taxes	(4,023)	(3,724)
Decrease in trade receivables	5,356	69,573
Increase in inventories	(81,678)	(7,391)
Increase in trade payables	52,265	18,898
(Decrease) increase in accrued income taxes	(15,474)	23,243
Decrease in accrued expenses	(13,769)	(18,106)
Decrease in accrued pension and severance cost	(19,959)	(25,884)
Other, net (Note 14)	(5,405)	(7,891)

Net cash provided by operating activities	128,579	272,605

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(87,649)	(81,940)
Proceeds from sale of fixed assets (Note 5)	14,197	991
Proceeds from maturity of held to maturity securities	2,151	—
Purchases of securities	(10,774)	(1,279)
Proceeds from sale and maturity of securities	1,628	201
Acquisitions of businesses, net of cash acquired	(3,258)	—
Other, net	310	1,634

Net cash used in investing activities	(83,395)	(80,393)

Cash flows from financing activities:
Repayments of long-term debt	(914)	(46,100)
Increase (decrease) in short-term loans related to financial services, net (Notes 1 and 8)	1,000	(1,100)
Increase (decrease) in other short-term loans, net (Notes 1 and 8)	87,859	(69)
Dividends paid	(57,517)	(41,831)
Repurchases and reissuance of treasury stock, net	(50,008)	(10)
Other, net	(2,929)	(605)

Net cash used in financing activities	(22,509)	(89,715)

Effect of exchange rate changes on cash and cash equivalents	30,252	13,384

Net change in cash and cash equivalents	52,927	115,881
Cash and cash equivalents at beginning of period	401,395	407,684

Cash and cash equivalents at end of period	454,322	523,565

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	492	325
Income taxes	63,054	29,765

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) are traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, as amended, the Company has prepared its annual consolidated financial statements in accordance with U.S. GAAP and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of U.S. GAAP. Certain footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

Canon has changed the presentation of “Short-term loans related to financial services” separated from “Short-term loans and current portion of long-term debt” in the consolidated balance sheets from the fourth quarter of 2021. Further, Canon has separated the presentation of “Increase (Decrease) in short-term loans related to financial services, net” from “Increase (Decrease) in short-term loans, net” and included the presentation of “Increase (Decrease) in short-term loans, net” in the consolidated statements of cash flows. These changes were made to enhance the presentation of the Company’s short-term borrowings for the users of the consolidated financial statements. To conform with the change in the presentation, the consolidated statement of cash flows for the six months ended June 30, 2021 has been reclassified.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method as of June 30, 2022 and December 31, 2021 are summarized as follows:

	June 30, 2022	December 31, 2021
Consolidated subsidiaries	329	329
Affiliated companies	10	10

Total	339	339

(b)	Principles of Consolidation

The quarterly consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All material intercompany balances and transactions have been eliminated.

(c)	Recent Accounting Guidance

In November 2021, Accounting Standards Update (“ASU”) No. 2021-10, “Disclosures by Business Entities about Government Assistance”-ASC 832 (“Government Assistance”), was issued by the Financial Accounting Standards Board (“FASB”). The standard requires annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. The disclosures shall include; (1) information about natures of the transactions and related accounting policies used to account for the transactions, (2) the line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line item, and (3) significant terms and conditions of the transactions, including commitments and contingencies. The standard is effective for annual reporting periods beginning after December 15, 2021. Canon is currently evaluating the effect that the adoption of the standard will have on its disclosure information. Canon does not expect the adoption of the standard will have on its consolidated results of operation and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

In October 2021, ASU No. 2021-08, “Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”-ASC 805 (“Business Combinations”), was issued by FASB. The standard requires us to apply ASC 606 “Revenue from Contracts with Customers” to recognize and measure contract assets and contract liabilities acquired in a business combination. The standard is effective for interim and annual reporting periods beginning after December 15, 2022. Early application is permitted. Canon is currently evaluating the adoption date and the effect that the adoption of the standard will have on its consolidated results of operations and financial condition.

In March 2022, ASU No. 2022-02, “Troubled Debt Restructurings and Vintage Disclosures”-ASC 326 (“Credit Losses”), was issued by FASB. The standard requires us to expand disclosures for certain loan re-financings and restructurings, and requires current-period gross write-offs by year of origination for financing receivables and net investments in leases. The standard is effective for interim and annual reporting periods beginning after December 15, 2022. Early application is permitted. Canon is currently evaluating the adoption date and the effect that the adoption of the standard will have on its consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(2)	Investments

There were no held-to-maturity debt securities as of June 30, 2022. Held-to-maturity debt securities included in short-term investments in the accompanying consolidated balance sheet were ¥2,164 million at December 31, 2021.

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in short-term investments and investments by major security type at June 30, 2022 as follows:

	Millions of yen
	June 30, 2022
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Corporate bonds	6,810	4	14	6,800

Noncurrent:
Corporate bonds	2,092	—	31	2,061

	8,902	4	45	8,861

There were no available-for-sale debt securities included in short-term investments and investments at December 31, 2021.

Maturities of available-for-sale securities included in short-term investments and investments in the accompanying consolidated balance sheets at June 30, 2022 are as follows:

Millions of yen
Fair value
Due within one year	6,800
Due after one year through five years	2,061

Total	8,861

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

The unrealized and realized gains and losses related to equity securities for the six months and three months ended June 30, 2022 and 2021 are as follows:

	Millions of yen
	Six months ended June 30, 2022	Six months ended June 30, 2021
Net gains and (losses) recognized during the period on equity securities	(5,232)	2,082
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	(9)	40

Unrealized gains and (losses) recognized during the period on equity securities still held at June 30	(5,223)	2,042

	Millions of yen
	Three months ended June 30, 2022	Three months ended June 30, 2021
Net gains and (losses) recognized during the period on equity securities	(2,648)	260
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	(21)	—

Unrealized gains and (losses) recognized during the period on equity securities still held at June 30	(2,627)	260

The carrying amount of non-marketable equity securities without readily determinable fair value totaled ¥7,014 million and ¥6,661 million at June 30, 2022 and December 31, 2021, respectively. The impairment or other adjustments resulting from observable price changes recorded during the six months ended June 30, 2022 and 2021 were not material.

Time deposits with original maturities of more than three months are ¥1,739 million and ¥1,213 million at June 30, 2022 and December 31, 2021, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	June 30, 2022	December 31, 2021
Notes	32,974	28,616
Accounts	533,644	493,816

Trade receivables	566,618	522,432
Allowance for credit losses	(13,752)	(12,494)

	552,866	509,938

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	June 30, 2022	December 31, 2021
Finished goods	475,113	395,381
Work in process	257,036	199,153
Raw materials	65,987	56,034

	798,136	650,568

(5)	Property, Plant and Equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	June 30, 2022	December 31, 2021
Land	279,819	276,306
Buildings	1,771,904	1,728,811
Machinery and equipment	1,925,984	1,849,271
Construction in progress	57,181	43,283
Finance lease right-of-use assets	7,666	6,533

Cost	4,042,554	3,904,204
Less: accumulated depreciation	(2,986,808)	(2,862,801)

Property, plant and equipment, net	1,055,746	1,041,403

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(6)	Lessor Accounting

Lease income is included in Products and Equipment sales in the accompanying consolidated statement of income. Supplemental income statement information is as follows:

	Millions of yen
	Six months ended June 30, 2022	Six months ended June 30, 2021
Lease income - sales-type and direct financing leases
Revenue at lease commencement	50,970	45,073
Interest income on lease receivables	9,729	8,824

Sales-type and direct financing leases income total	60,699	53,897

Lease income – operating leases	15,459	13,636
Variable lease income	2,303	1,485

Total lease income	78,461	69,018

	Millions of yen
	Three months ended June 30, 2022	Three months ended June 30, 2021
Lease income – sales-type and direct financing leases
Revenue at lease commencement	29,919	22,373
Interest income on lease receivables	5,118	4,370

Sales-type and direct financing leases income total	35,037	26,743

Lease income – operating leases	8,122	6,783
Variable lease income	1,137	319

Total lease income	44,296	33,845

Allowance for Credit Losses

Finance receivables represent financing leases, which consist of sales-type leases and direct financing leases. These receivables typically have terms ranging from 1 year to 8 years. Finance receivables are ¥401,015 million and ¥346,624 million at June 30, 2022 and December 31, 2021, respectively.

The activities in the allowance for credit losses are as follows:

	Millions of yen
	Six months ended June 30, 2022	Six months ended June 30, 2021
Balance at beginning of period	3,791	3,068
Charge-offs	(1,182)	(834)
Provision	1,006	1,076
Translation adjustments and other	1,126	292

Balance at end of period	4,741	3,602

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables is evaluated collectively based on historical experiences of credit losses and reasonable and supportable forecasts. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due or individually evaluated for impairment at June 30, 2022 and December 31, 2021 are not significant.

Information about transferring finance receivables

Canon has syndication arrangements to sell its entire interests in finance receivables to the third-party financial institutions. The transactions under the arrangements are accounted for as sales in accordance with ASC 860 “Transfers and Servicing.” There were no significant transfers of finance receivables for the six months ended June 30, 2022 and 2021. The amount that remained uncollected was ¥20,349 million and ¥23,984 million at June 30, 2022 and December 31, 2021, respectively. Cash proceeds from the transactions are included in other, net under the cash flow from operating activities in the consolidated statements of cash flows. Canon continues to provide collection and administrative services for the financial institutions. The amount associated with the servicing liability measured at fair value was not significant at June 30, 2022 and December 31, 2021. Canon also retains limited recourse obligations which cover credit defaults. The recourse obligations were not significant at June 30, 2022 and December 31, 2021.

(7)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	June 30, 2022	December 31, 2021
Notes	84,926	82,243
Accounts	281,106	256,361

	366,032	338,604

(8)	Short-Term Loans and Long-Term Debt

Short-term loans related to financial services are external loans held by Canon’s lease subsidiaries for the purpose of financing its customers through loans. Short-term loans related to financial services consisting of bank borrowings at June 30, 2022 and December 31, 2021 were ¥43,300 million and ¥42,300 million, and other short-term loans consisting of bank borrowings were ¥90,037 million and ¥1,301 million, respectively.

Canon has revolving credit facilities expiring in December 2023. The outstanding loans under the credit facilities are ¥174,000 million at a floating interest of 0.22% and Canon has no unused credit facilities as of June 30, 2022.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(9)	Equity

The changes in the carrying amounts of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the six months ended June 30, 2022 and 2021 are as follows:

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at December 31, 2021	174,762	403,119	68,015	3,538,037	(151,794)	(1,158,366)	2,873,773	224,656	3,098,429
Equity transactions with noncontrolling interests and other		303		(3)			300	306	606
Dividends to Canon Inc. shareholders (55.00 yen per share)				(57,517)			(57,517)		(57,517)
Dividends to noncontrolling interests								(3,329)	(3,329)
Transfer to legal reserve		1,432	989	(2,421)			—		—
Comprehensive income:
Net income				105,000			105,000	7,758	112,758
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					265,043		265,043	988	266,031
Net gains and losses on derivative instruments					(2,514)		(2,514)	30	(2,484)
Pension liability adjustments					(751)		(751)	16	(735)

Total comprehensive income (loss)							366,778	8,792	375,570

Repurchases and reissuance of treasury stock		(11)		(8)		(49,989)	(50,008)		(50,008)

Balance at June 30, 2022	174,762	404,843	69,004	3,583,088	109,984	(1,208,355)	3,133,326	230,425	3,363,751

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at December 31, 2020	174,762	404,620	69,436	3,409,371	(324,789)	(1,158,369)	2,575,031	209,010	2,784,041
Equity transactions with noncontrolling interests and other		(60)					(60)	1,599	1,539
Dividends to Canon Inc. shareholders (40.00 yen per share)				(41,831)			(41,831)		(41,831)
Dividends to noncontrolling interests								(3,105)	(3,105)
Transfer to legal reserve			(780)	780			—		—
Comprehensive income:
Net income				105,603			105,603	7,485	113,088
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					87,176		87,176	841	88,017
Net gains and losses on derivative instruments					(662)		(662)	17	(645)
Pension liability adjustments					20,178		20,178	75	20,253

Total comprehensive income (loss)							212,295	8,418	220,713

Repurchases and reissuance of treasury stock		(11)		(9)		10	(10)		(10)

Balance at June 30, 2021	174,762	404,549	68,656	3,473,914	(218,097)	(1,158,359)	2,745,425	215,922	2,961,347

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(9)	Equity (continued)

The changes in the carrying amounts of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the three months ended June 30, 2022 and 2021 are as follows:

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at March 31, 2022	174,762	404,551	68,910	3,524,168	(42,054)	(1,158,370)	2,971,967	226,271	3,198,238
Equity transactions with noncontrolling interests and other		303		(3)			300	306	606
Dividends to noncontrolling interests								(194)	(194)
Transfer to legal reserve			94	(94)			—		—
Comprehensive income:
Net income				59,025			59,025	3,940	62,965
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					153,841		153,841	62	153,903
Net gains and losses on derivative instruments					(1,336)		(1,336)	34	(1,302)
Pension liability adjustments					(467)		(467)	6	(461)

Total comprehensive income (loss)							211,063	4,042	215,105

Repurchases and reissuance of treasury stock		(11)		(8)		(49,985)	(50,004)		(50,004)

Balance at June 30, 2022	174,762	404,843	69,004	3,583,088	109,984	(1,208,355)	3,133,326	230,425	3,363,751

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at March 31, 2021	174,762	404,452	69,605	3,411,825	(232,039)	(1,158,374)	2,670,231	212,588	2,882,819
Equity transactions with noncontrolling interests and other		108					108	33	141
Dividends to noncontrolling interests								(123)	(123)
Transfer to legal reserve			(949)	949			—		—
Comprehensive income:
Net income				61,149			61,149	3,373	64,522
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					12,785		12,785	14	12,799
Net gains and losses on derivative instruments					846		846	(1)	845
Pension liability adjustments					311		311	38	349

Total comprehensive income (loss)							75,091	3,424	78,515

Repurchases and reissuance of treasury stock		(11)		(9)		15	(5)		(5)

Balance at June 30, 2021	174,762	404,549	68,656	3,473,914	(218,097)	(1,158,359)	2,745,425	215,922	2,961,347

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(10)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the six months ended June 30, 2022 and 2021 are as follows:

	Millions of yen
	Foreign currency translation adjustments	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2021	5,519	(894)	(156,419)	(151,794)
Other comprehensive income (loss) before reclassifications	265,043	(4,889)	(1,837)	258,317
Amounts reclassified from accumulated other comprehensive income (loss)	—	2,375	1,086	3,461

Net change during the period	265,043	(2,514)	(751)	261,778

Balance at June 30, 2022	270,562	(3,408)	(157,170)	109,984

	Millions of yen
	Foreign currency translation adjustments	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2020	(113,646)	100	(211,243)	(324,789)
Other comprehensive income (loss) before reclassifications	87,176	(1,892)	17,654	102,938
Amounts reclassified from accumulated other comprehensive income (loss)	—	1,230	2,524	3,754

Net change during the period	87,176	(662)	20,178	106,692

Balance at June 30, 2021	(26,470)	(562)	(191,065)	(218,097)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(10)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the six months ended June 30, 2022 and 2021 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss)*
	Six months ended June 30, 2022	Six months ended June 30, 2021	Affected line items in consolidated statements of income
Gains and losses on derivative instruments	3,273	1,778	Net sales
	(914)	(542)	Income taxes

	2,359	1,236	Consolidated net income
	16	(6)	Net income attributable to noncontrolling interests

	2,375	1,230	Net income attributable to Canon Inc.

Pension liability adjustments	1,640	3,794	Other, net
	(301)	(856)	Income taxes

	1,339	2,938	Consolidated net income
	(253)	(414)	Net income attributable to noncontrolling interests

	1,086	2,524	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	3,461	3,754

* Increase (decrease) of amounts indicate losses (gains) in consolidated statements of income.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(10)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended June 30, 2022 and 2021 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss)*
	Three months ended June 30, 2022	Three months ended June 30, 2021	Affected line items in consolidated statements of income
Gains and losses on derivative instruments	2,129	2,271	Net sales
	(603)	(672)	Income taxes

	1,526	1,599	Consolidated net income (loss)
	6	6	Net income attributable to noncontrolling interests

	1,532	1,605	Net income (loss) attributable to Canon Inc.

Pension liability adjustments	757	1,739	Other, net
	(138)	(395)	Income taxes

	619	1,344	Consolidated net income (loss)
	(127)	(321)	Net income attributable to noncontrolling interests

	492	1,023	Net income (loss) attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	2,024	2,628

* Increase (decrease) of amounts indicate losses (gains) in consolidated statements of income.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(11)	Revenue

Canon recognizes contract assets primarily for unbilled receivables mainly arising from services contracts for the products of the Printing Business Unit. Contract assets are reclassified to trade receivables when they are billed under the terms of the contract. The difference between the opening and closing balances of contract assets primarily results from the timing difference of Canon`s performance and billing to customers. Contract assets at June 30, 2022 and December 31, 2021 were ¥40,822 million and ¥44,722 million respectively, and are included in prepaid expenses and other current assets in the consolidated balance sheets.

Canon typically bills to the customer when the performance obligation is satisfied and collects the payment in relatively short term except for certain maintenance service of the products of the Printing Business Unit and the Medical Business Unit and certain industrial equipment for which Canon occasionally receives the payment in advance from customers. The amount received in excess of revenue recognized is recorded as deferred revenue until the performance obligation for distinct goods or services are satisfied. Deferred revenue at June 30, 2022 and December 31, 2021 were ¥151,966 million and ¥132,087 million, respectively, and are included in other current liabilities and other non-current liabilities in the accompanying consolidated balance sheets. Revenue recognized for the six months ended June 30, 2022, which had been included in the deferred revenue balance at December 31, 2021, was ¥94,879 million.

Remaining performance obligations for products and equipment at June 30, 2022 primarily arise from the sales of certain industrial equipment, amounting to ¥127,132 million, 69% of which is expected to be recognized as revenue within one year, 29% is within two years and remaining 2% is within three years. Disclosure of remaining performance obligations is not required for the majority of service since the related revenue is recognized on an as billed basis applying the right to invoice practical expedient or is generated from the contracts with original expected duration of less than one year. The portion of fixed maintenance service contract for the products of the Printing Business Unit and the Medical Business Unit with original expected duration of more than one year is approximately 13% of total service revenue and the average remaining period for these fixed contracts as of June 30, 2022 is about two years.

Disaggregated revenues by business unit, product and geographic area are described in Note 19.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(12)	Net Income Attributable to Canon Inc. Shareholders per Share

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the six months ended June 30, 2022 and 2021 are as follows:

	Millions of yen
	Six months ended June 30, 2022	Six months ended June 30, 2021
Net income attributable to Canon Inc.	105,000	105,603
Diluted net income attributable to Canon Inc.	104,998	105,602

	Number of shares
	Six months ended June 30, 2022	Six months ended June 30, 2021
Average common shares outstanding	1,041,442,593	1,045,632,848
Effect of dilutive securities:
Stock options	319,259	268,491

Diluted common shares outstanding	1,041,761,852	1,045,901,339

	Yen
	Six months ended June 30, 2022	Six months ended June 30, 2021
Net income attributable to Canon Inc. shareholders per share:
Basic	100.82	100.99
Diluted	100.79	100.97

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the three months ended June 30, 2022 and 2021 are as follows:

	Millions of yen
	Three months ended June 30, 2022	Three months ended June 30, 2021
Net income attributable to Canon Inc.	59,025	61,149
Diluted net income attributable to Canon Inc.	59,024	61,149

	Number of shares
	Three months ended June 30, 2022	Three months ended June 30, 2021
Average common shares outstanding	1,038,301,669	1,045,633,368
Effect of dilutive securities:
Stock options	352,121	289,487

Diluted common shares outstanding	1,038,653,790	1,045,922,855

	Yen
	Three months ended June 30, 2022	Three months ended June 30, 2021
Net income attributable to Canon Inc. shareholders per share:
Basic	56.85	58.48
Diluted	56.83	58.46

During the six and three months ended June 30, 2022 and 2021, there were dilutive effects from the stock options granted by the Company.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(13)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for speculative purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales is hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of June 30, 2022 are expected to be recognized in net sales over the next twelve months. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(13)	Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at June 30, 2022 and December 31, 2021 are set forth below:

	Millions of yen
	June 30, 2022	December 31, 2021
To sell foreign currencies	174,975	169,392
To buy foreign currencies	29,519	27,453

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at June 30, 2022 and December 31, 2021.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		June 30, 2022	December 31, 2021
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	144	42
Liabilities:
Foreign exchange contracts	Other current liabilities	2,635	777

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		June 30, 2022	December 31, 2021
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	65	23
Liabilities:
Foreign exchange contracts	Other current liabilities	3,601	1,342

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(13)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the six and three months ended June 30, 2022 and 2021.

Derivatives in cash flow hedging relationships

	Millions of yen
Six months ended June 30, 2022	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(6,758)	Net sales	(3,273)

	Millions of yen
Six months ended June 30, 2021	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(2,656)	Net sales	(1,778)

	Millions of yen
Three months ended June 30, 2022	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(3,922)	Net sales	(2,129)

	Millions of yen
Three months ended June 30, 2021	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(1,070)	Net sales	(2,271)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(13)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Millions of yen
Six months ended June 30, 2022	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(13,683)

	Millions of yen
Six months ended June 30, 2021	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(4,610)

	Millions of yen
Three months ended June 30, 2022	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(7,758)

	Millions of yen
Three months ended June 30, 2021	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	331

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(14)	Lessee Accounting

Lease costs are included in cost of sales or selling general and administrative expense in the accompanying consolidated statements of income. Supplemental income statement information is as follows:

	Millions of yen
	Six months ended June 30, 2022	Six months ended June 30, 2021
Operating lease cost	22,474	20,031
Short-term lease cost	7,027	6,876
Other lease cost	57	55

Total	29,558	26,962

	Millions of yen
	Three months ended June 30, 2022	Three months ended June 30, 2021
Operating lease cost	11,378	9,875
Short-term lease cost	3,457	3,522
Other lease cost	9	32

Total	14,844	13,429

Operating lease cash flow

Supplemental cash flow information is as follows.

	Millions of yen
	Six months ended June 30, 2022	Six months ended June 30, 2021
Cash paid for amount included in the measurement of lease liabilities
Operating cash flows from operating leases	22,604	20,185

Noncash activity - Rights of use assets obtained in exchange for lease liabilities
Operating leases	24,382	10,624

Maturity Analysis

The following is a schedule by year of the future minimum lease payments under operating leases at June 30, 2022.

Millions of yen
Within one year	34,711
Two years	25,429
Three years	17,621
Four years	12,597
Five years	8,799
Thereafter	13,825

Total future minimum lease payments	112,982
Less Imputed Interest	(4,331)

Total	108,651

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(15)	Commitments and Contingent Liabilities

Commitments

As of June 30, 2022, commitments outstanding for the purchase of property, plant and equipment approximated ¥87,645 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥287,609 million.

Guarantees

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits mainly for restoration made under such arrangements aggregated to ¥10,207 million and ¥10,812 million at June 30, 2022 and December 31, 2021, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Canon provides guarantees for its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for affiliates and other companies are made for their lease obligations and bank loans to facilitate financing.

Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 15 years in case of employees with housing loans, and 1 year to 5 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥1,861 million at June 30, 2022. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at June 30, 2022 were not significant.

Canon also offers assurance-type warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Estimates for accrued product warranty costs are based on historical experience. Accrued product warranty costs are included in accrued expenses in the accompanying consolidated balance sheets and changes in accrued product warranty cost for the six months ended June 30, 2022 and 2021 are summarized as follows:

Six months ended June 30, 2022

Millions of yen
Balance at December 31, 2021	16,979
Addition	11,162
Utilization	(9,317)
Other	(23)

Balance at June 30, 2022	18,801

Six months ended June 30, 2021

Millions of yen
Balance at December 31, 2020	14,300
Addition	9,378
Utilization	(7,674)
Other	(412)

Balance at June 30, 2021	15,592

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(15)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

(16)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at June 30, 2022 and December 31, 2021 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses, and the fair values of these instruments approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note 17, and Note 13, respectively.

	Millions of yen
	June 30, 2022		December 31, 2021
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(177,442)	(177,282)	(177,410)	(177,343)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 17.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At June 30, 2022, one customer accounted for approximately 10 percent of consolidated trade receivables. As of December 31, 2021, no single customer accounted for more than 10 percent of consolidated trade receivables. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(17)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1 -	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 -	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 -	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at June 30, 2022 and December 31, 2021.

	Millions of yen
	June 30, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	—	2,494	—	2,494
Short-term investments:
Available-for-sale:
Corporate bonds	—	6,800	—	6,800
Investments:
Available-for-sale:
Corporate bonds	—	2,061	—	2,061
Fund trusts and others	307	426	—	733
Equity securities	23,579	—	—	23,579
Prepaid expenses and other current assets:
Derivatives	—	209	—	209

Total assets	23,886	11,990	—	35,876

Liabilities:
Other current liabilities:
Derivatives	—	6,236	—	6,236

Total liabilities	—	6,236	—	6,236

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(17)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	—	500	—	500
Short-term investments:
Available-for-sale:
Corporate bonds	—	—	—	—
Investments:
Available-for-sale:
Corporate bonds	—	—	—	—
Fund trusts and others	281	328	—	609
Equity securities	28,640	—	—	28,640
Prepaid expenses and other current assets:
Derivatives	—	65	—	65

Total assets	28,921	893	—	29,814

Liabilities:
Other current liabilities:
Derivatives	—	2,119	—	2,119

Total liabilities	—	2,119	—	2,119

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 assets and liabilities are comprised principally of corporate bonds included in cash and cash equivalents, investments or short-term investments, and derivatives. Corporate bonds included in cash and cash equivalents, and investments or short-term investments are valued using quoted prices for identical assets in markets that are not active or quotes obtained from counterparties or third parties.

Derivative financial instruments are comprised of foreign exchange contracts and valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

Assets and liabilities measured at fair value on a nonrecurring basis

During the six months ended June 30, 2022 and 2021, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(18)	Supplemental Information

Foreign Currency Exchange Gains and Losses

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other, net of other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were a net loss of ¥37,072 million and ¥13,644 million for the six months ended June 30, 2022 and 2021, respectively, and were a net loss of ¥23,064 million and ¥848 million for the three months ended June 30, 2022 and 2021, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were ¥18,068 million and ¥15,069 million for the six months ended June 30, 2022 and 2021, respectively, and were ¥9,989 million and ¥8,955 million for the three months ended June 30, 2022 and 2021, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Shipping and Handling Costs

Shipping and handling costs totaled ¥27,859 million and ¥26,358 million for the six months ended June 30, 2022 and 2021, respectively, and were ¥14,929 million and ¥13,770 million for the three months ended June 30, 2022 and 2021, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Components of Net Periodic Benefit Cost

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the six months ended June 30, 2022 and 2021 consisted of the following components:

	Millions of yen
	Six months ended June 30, 2022	Six months ended June 30, 2021
Service cost	15,868	16,425
Interest cost	6,302	5,601
Expected return on plan assets	(19,886)	(18,047)
Amortization of prior service credit	(4,117)	(4,192)
Amortization of actuarial loss	5,741	7,986
Curtailments and settlements	(637)	—

	3,271	7,773

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(18)	Supplemental Information (continued)

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the three months ended June 30, 2022 and 2021 consisted of the following components:

	Millions of yen
	Three months ended June 30, 2022	Three months ended June 30, 2021
Service cost	7,824	8,180
Interest cost	3,220	2,903
Expected return on plan assets	(10,069)	(9,232)
Amortization of prior service credit	(2,066)	(2,172)
Amortization of actuarial loss	2,807	3,911
Curtailments and settlements	(637)	—

	1,079	3,590

Service cost component of net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans is included in cost of sales and operating expenses in the consolidated statements of income. The components other than the service cost component are included in other, net of other income (deductions) in the consolidated statements of income.

Cash Equivalents

Certain debt securities with original maturities of three months or less of ¥2,494 million and ¥500 million at June 30, 2022 and December 31, 2021, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information

Canon operates its business in four segments: the Printing Business Unit, the Imaging Business Unit, the Medical Business Unit, and the Industrial and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Printing Business Unit:

Office multifunction devices (MFDs) / Document solutions/

Laser multifunction printers (MFPs) / Laser printers /Inkjet printers /

Image scanners / Calculators / Digital continuous feed presses /

Digital sheet-fed presses / Large format printers

Imaging Business Unit:

Interchangeable-lens digital cameras / Interchangeable lenses /

Digital compact cameras / Compact photo printers / Network cameras /

Video management software / Video content analytics software /

Digital camcorders / Digital cinema cameras /

Broadcast equipment / Multimedia projectors

Medical Business Unit:

Computed tomography (CT) systems / Diagnostic ultrasound systems /

Diagnostic X-ray systems / Magnetic resonance imaging (MRI) systems /

Clinical chemistry analyzers / Digital radiography systems /

Ophthalmic equipment

Industrial and Others Business Unit:

Semiconductor lithography equipment / FPD (Flat panel display)

lithography equipment / OLED display manufacturing equipment /

Vacuum thin-film deposition equipment / Die bonders /

Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on income before income taxes.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information about operating results for each segment for the six months ended June 30, 2022 and 2021 is as follows:

	Millions of yen
	Printing	Imaging	Medical	Industrial and Others	Corporate and eliminations	Consolidated
2022:
Net sales:
External customers	1,069,839	357,848	236,234	216,101	(1,873)	1,878,149
Intersegment	2,475	250	195	53,414	(56,334)	—

Total	1,072,314	358,098	236,429	269,515	(58,207)	1,878,149
Operating cost and expenses	953,482	312,370	221,807	242,201	(26,326)	1,703,534

Operating profit	118,832	45,728	14,622	27,314	(31,881)	174,615
Other income (deductions)	6,760	881	398	1,304	(31,065)	(21,722)

Income before income taxes	125,592	46,609	15,020	28,618	(62,946)	152,893

2021:
Net sales:
External customers	956,787	317,570	236,061	215,560	(1,394)	1,724,584
Intersegment	2,209	881	130	47,057	(50,277)	—

Total	958,996	318,451	236,191	262,617	(51,671)	1,724,584
Operating cost and expenses	842,022	279,405	220,987	237,973	(3,636)	1,576,751

Operating profit	116,974	39,046	15,204	24,644	(48,035)	147,833
Other income (deductions)	3,664	(113)	339	156	(58)	3,988

Income before income taxes	120,638	38,933	15,543	24,800	(48,093)	151,821

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information about operating results for each segment for the three months ended June 30, 2022 and 2021 is as follows:

	Millions of yen
	Printing	Imaging	Medical	Industrial and Others	Corporate and eliminations	Consolidated
2022:
Net sales:
External customers	566,196	200,872	118,131	114,921	(1,321)	998,799
Intersegment	1,340	25	100	28,771	(30,236)	—

Total	567,536	200,897	118,231	143,692	(31,557)	998,799
Operating cost and expenses	500,908	168,530	109,930	127,654	(6,698)	900,324

Operating profit	66,628	32,367	8,301	16,038	(24,859)	98,475
Other income (deductions)	3,908	515	302	1,033	(19,037)	(13,279)

Income before income taxes	70,536	32,882	8,603	17,071	(43,896)	85,196

2021:
Net sales:
External customers	488,613	169,461	111,733	113,376	(1,250)	881,933
Intersegment	1,028	386	44	24,689	(26,147)	—

Total	489,641	169,847	111,777	138,065	(27,397)	881,933
Operating cost and expenses	425,827	148,936	108,088	122,578	(765)	804,664

Operating profit	63,814	20,911	3,689	15,487	(26,632)	77,269
Other income (deductions)	2,150	(31)	140	64	6,181	8,504

Income before income taxes	65,964	20,880	3,829	15,551	(20,451)	85,773

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses. Amortization costs of identified intangible assets resulting from the purchase price allocation of Toshiba Medical Systems Corporation (currently, Canon Medical Systems Corporation) are also included in corporate expenses.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information about sales by product and service to external customers by business unit for the six months ended June 30, 2022 and 2021 is as follows:

	Millions of yen
	Six months ended June 30, 2022	Six months ended June 30, 2021
Printing
Office multifunction devices	254,788	242,252
Office others	155,338	136,312

Office	410,126	378,564
Laser printers	324,713	276,878
Inkjet printers and Others	173,812	166,650

Prosumer	498,525	443,528
Production	161,188	134,695

Total	1,069,839	956,787
Imaging
Cameras	228,270	207,905
Network cameras and Others	129,578	109,665

Total	357,848	317,570
Medical
Diagnostic equipment	236,234	236,061

Industrial and Others
Lithography equipment	98,788	95,405
Industrial equipment	42,609	57,625
Others	74,704	62,530

Total	216,101	215,560

Corporate	(1,873)	(1,394)

Consolidated	1,878,149	1,724,584

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information about sales by product and service to external customers by business unit for the three months ended June 30, 2022 and 2021 is as follows:

	Millions of yen
	Three months ended June 30, 2022	Three months ended June 30, 2021
Printing
Office multifunction devices	137,873	126,887
Office others	77,406	66,919

Office	215,279	193,806
Laser printers	175,380	140,628
Inkjet printers and Others	87,560	82,742

Prosumer	262,940	223,370
Production	87,977	71,437

Total	566,196	488,613
Imaging
Cameras	126,958	112,059
Network cameras and Others	73,914	57,402

Total	200,872	169,461
Medical
Diagnostic equipment	118,131	111,733

Industrial and Others
Lithography equipment	50,573	51,123
Industrial equipment	24,726	31,300
Others	39,622	30,953

Total	114,921	113,376

Corporate	(1,321)	(1,250)

Consolidated	998,799	881,933

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information by major geographic area for the six months ended June 30, 2022 and 2021 is as follows:

	Millions of yen
	Japan	Americas	Europe	Asia and Oceania	Total
2022:
Net sales:	426,485	582,440	468,668	400,556	1,878,149

2021:
Net sales:	415,578	465,688	446,515	396,803	1,724,584

Information by major geographic area for the three months ended June 30, 2022 and 2021 is as follows:

	Millions of yen
	Japan	Americas	Europe	Asia and Oceania	Total
2022:
Net sales:	205,927	329,770	250,988	212,114	998,799

2021:
Net sales:	191,310	247,330	235,526	207,767	881,933

Net sales are attributed to areas based on the location where the product is shipped to the customers.

(20)	Subsequent Events

On July 15, 2022, Canon borrowed ¥60,000 million under its existing overdraft facilities with Mizuho Bank, Ltd. and MUFG Bank, Ltd. for required operating funds. Additionally, on August 10, 2022, Canon will borrow ¥50,000 million under its existing overdraft facilities with Mizuho Bank, Ltd. and MUFG Bank, Ltd. for required operating funds. The overdraft facilities bear interest at a rate equal to a base rate plus a spread.

On August 5, 2022, the Board of Directors of the Company approved a plan to repurchase its own shares under Article 156, as applied pursuant to paragraph 3, Article 165, of the Companies Act of Japan, as follows:

1. Reason for repurchase:	The Company decided to acquire its own shares with the aim of improving capital efficiency and ensuring a flexible capital strategy that provides for such future transactions as share exchanges.

2. Method of repurchase:	Market trade

3. Total number of shares to be repurchased:	Up to 18.0 million shares of the Company’s common stock

4. Total cost of repurchase:	Up to ¥50.0 billion

5. Period of repurchase:	From August 8, 2022 to October 18, 2022

(2)	Other Information

The Board of Directors approved an interim cash dividend at the meeting held on July 26, 2022 as below:

1. Total amount of interim cash dividends:

61,809 million yen

2. Amount of an interim cash dividend per share:

60 yen

3. Payment date:

August 26, 2022

Note:

The interim dividend is paid to registered shareholders as of June 30, 2022.